UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2021

ACON S2 ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39525	98-1550150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1133 Connecticut Ave NW, Ste 700 Washington, DC	20036
(Address of principal executive offices)	(Zip Code)

(202) 454-1100

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	STWOU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	STWO	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	STWOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

This Current Report on Form 8-K (this “Form 8-K”) is being furnished by ACON S2 Acquisition Corp., (“ACON S2”), to the U.S. Securities and Exchange Commission (the “SEC”) for the sole purpose of furnishing, as Exhibit 99.1 to this Form 8-K, the press release of ESS Tech, Inc. (“ESS”), ACON S2’s business combination target, entitled “ESS Inc. Signs Contract for Long-duration Flow Battery System at Pennsylvania Industrial Recycling Facility.” The press release announces that ESS was selected by TerraSol Energies, Inc., a developer and manager of turnkey solar and storage solutions for commercial customers, to deliver an ESS Energy Warehouse™ flow battery at a commercial facility in Pennsylvania. The Energy Warehouse™ system will be integrated with solar PV as part of a microgrid to reduce electricity demand charges and provide safe, sustainable backup power to Sycamore International, an Information Technology Asset Disposition company with a focus on data security.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving ESS and ACON S2 Acquisition Corp. (“ACON S2”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-257232) filed with the SEC by ACON S2 that includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of ACON S2 to vote on the business combination. ACON S2 urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ACON S2, ESS and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ACON S2 as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ACON S2, 1133 Connecticut Avenue NW Suite 700, Washington, DC 20036. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2’s stockholders in connection with the proposed transaction. Information about ACON S2’s directors and executive officers and their ownership of ACON S2’s securities is set forth in ACON S2’s filings with the SEC. To the extent that holdings of ACON S2’s securities have changed since the amounts printed in ACON S2’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACON S2, ESS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding ACON S2’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON S2’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on ACON S2, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of ACON S2’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting ACON S2, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON S2’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACON S2’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S-4 (File No. 333-257232) filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated August 3, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 4, 2021

ACON S2 ACQUISITION CORP. By: /s/ Adam Kriger Name: Adam Kriger Title: Chief Executive Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

ESS Inc. Signs Contract for Long-duration Flow Battery System at Pennsylvania Industrial Recycling Facility

Microgrid project will provide energy savings and resilience to major electronics recycling facility

Wilsonville, OR—August 3, 2021— ESS Inc., a manufacturer of long-duration iron flow batteries for commercial and utility-scale energy storage applications, was selected by TerraSol Energies, Inc., a developer and manager of turnkey solar and storage solutions for commercial customers, to deliver an ESS Energy Warehouse™ flow battery at a commercial facility in Pennsylvania. The Energy Warehouse™ system will be integrated with solar PV as part of a microgrid to reduce electricity demand charges and provide safe, sustainable backup power to Sycamore International, an Information Technology Asset Disposition (ITAD) company with a focus on data security.

“Sycamore International is a highly discerning, environmentally conscious customer that wants a clean and reliable long-duration storage solution paired with solar to ensure energy security and resilience at their facility,” said Dave Santoleri, President of TerraSol Energies. “The ESS Energy Warehouse delivers the right combination of performance, value and long operating life, at a superior levelized cost of storage metric.”

“Power outages have a huge impact on our business – costing upwards of $40,000 per day in lost revenue,” said Steve Figgatt, CEO of Sycamore International. “We needed a solution that would ensure long-duration backup power when needed, with a favorable ROI and no safety issues. We ruled out lithium-ion batteries and other flow battery chemistries due to toxicity and cost. ESS’s iron-based flow battery offers the right combination of safety and sustainability with long asset life to match the expected life of our solar power system.”

Commercial and industrial (C&I) energy users routinely face steep demand charges based on peak usage periods, in addition to general energy consumption costs. By utilizing long-duration energy storage to shave electricity use during these peak periods, companies can realize significant savings, leverage renewable energy resources to reduce their carbon footprint and provide resilience against power outages from extreme weather events and other causes.

“C&I customers are becoming increasingly aware of the cost and resilience benefits that long-duration energy storage can bring to their operations,” said Hugh McDermott, Senior VP of Sales and Business Development. “At the same time, there is an accelerating demand for sustainable storage solutions that are safe for both people and the planet and do not rely on rare earth minerals and components with supply chain risks. Our flow battery products utilize iron, salt and water – ingredients that are easily sourced – and are made in America with domestic components, offering a core strategic technology to enable the global energy transition.”

About ESS Flow Battery Systems

The ESS Energy Warehouse™ is a safe, environmentally sustainable, long-duration storage solution that is ideally suited for time-shifting renewable energy, managing a facility’s demand charges, and smoothing the intermittency of renewables on a constrained grid. It has an operating life that exceeds 20,000 cycles, low maintenance requirements, and energy capacity from 4-12 hours. The Energy Center™ is a flexible long-duration energy storage system designed and sized to the specific power and energy needs of front-side-of-the-meter use cases and larger commercial and industrial facilities, delivering compelling value for asset owners with minimal environmental impact. Both systems are backed by Munich RE, the world leader in the development of new insurance solutions for climate-friendly technologies, providing customers with long-term warranty coverage backed by an investment grade insurer.

About ESS, Inc.

ESS Inc. designs, builds, and deploys environmentally sustainable, low-cost, iron flow batteries for long-duration commercial and utility-scale energy storage applications requiring 4-12 hours of flexible energy capacity. The Energy WarehouseTM and Energy CenterTM use earth-abundant iron, salt, and water for the electrolyte, resulting in an environmentally benign, long-life energy storage solution for the world’s renewable energy infrastructure. Established in 2011, ESS Inc. enables project developers, utilities, and commercial and industrial facility owners to make the transition to more flexible non-lithium-ion storage that is better suited for the grid and the environment. For more information, visit www.essinc.com.

About TerraSol Energies

TerraSol Energies, Inc. develops and manages turnkey solar and energy storage solutions that provide reliable renewable energy for business owners, homeowners and non-profits. TSE handles all of your renewable energy project needs – from consultation, to design, construction, and ongoing operation of your solar energy and storage system. TerraSol has been servicing the mid-Atlantic region since 2009 and has earned recognition for its professional services and quality installations. We take care of customers to ensure their satisfaction for years to come, unmatched by other big box solar companies. For more information, visit TSE-solar.com

About Sycamore International

Sycamore International is an Information Technology Asset Disposition (ITAD) company with a focus on data security. The company refurbishes and recycles secondary technology to enable a transition to a global circular economy.

Media Contact:

Eugene Hunt

Trevi Communications, Inc.

978.750.0333 x.101

gene@trevicomm.com